Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

December 31, 2015

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(Millions, except ratio amounts)
Earnings (loss) from continuing operations before income taxes	$(21,268)	$4,059	$149	$(317)	$4,290
Capitalized interest, net of amortization	17	(13)	(4)	(2)	(26)

	(21,251)	4,046	145	(319)	4,264
Fixed charges:
Interest expensed and capitalized	585	606	493	454	424
Estimate of interest within rental expense	29	20	8	14	14

Total fixed charges	614	626	501	468	438

Earnings available (insufficient) for payment of fixed charges	$(20,637)	$4,672	$646	$149	$4,702

Ratio of earnings to fixed charges	N/A	$7.46	$1.29	N/A	$10.74
Insufficient earnings to fixed charges	$21,251	N/A	N/A	$319	N/A

N/A    Not applicable.